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                                                            Exhibit (d)(10)



                                   SCOR

                               PRESS RELEASE



Contact:  Jean Alisse
          General Counsel
          SCOR S.A.
          (33-1) 46-98-73-63

                           FOR IMMEDIATE RELEASE


       SCOR S.A. ANNOUNCES SUCCESSFUL COMPLETION OF TENDER OFFER FOR
                   COMMON STOCK OF SCOR U.S. CORPORATION

            December 13, 1995. Paris, France. SCOR S.A. today announced the successful completion of the tender offer (the "Offer") by SCOR Merger Sub Corporation, a Delaware corporation wholly owned by SCOR S.A., to purchase all of the outstanding shares of Common Stock of SCOR U.S. Corporation (NYSE:SUR), a Delaware corporation ("SCOR U.S."), not beneficially owned directly or indirectly by SCOR S.A. As of 12:00 midnight, New York City time, on Tuesday, December 12, 1995, the deadline for tendering shares, an aggregate of 3,473,473 shares of Common Stock of SCOR U.S. were validly tendered, of which an aggregate of 6,766 shares had been tendered pursuant to notice of guaranteed delivery procedures. The tendered shares, together with the SCOR U.S. shares owned directly or indirectly by SCOR S.A., represent approximately 99.18% of the total outstanding shares of Common Stock of SCOR U.S. Accordingly, the minimum tender condition, which required that the tendered shares, together with the SCOR U.S. shares owned directly or indirectly by SCOR S.A., constitute at least 90% of the outstanding shares of SCOR U.S. as of the date of acceptance of the shares pursuant to the Offer, has been satisfied.

            SCOR S.A. also announced that as of 12:00 midnight, New York City time, on Tuesday, December 12, 1995, the Offer expired and was terminated and that the tendered shares will be accepted by it for payment of $15.25 per share, net to the seller in cash, without interest

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thereon. Following acceptance of the tendered shares, approximately 150,000 of the outstanding shares will be owned by persons other than SCOR S.A. and SCOR Merger Sub Corporation.

            SCOR S.A. will now cause a short-form merger of SCOR Merger Sub Corporation with and into SCOR U.S. Corporation to be effected without a vote of the stockholders of SCOR U.S. pursuant to the short-form merger provisions of the Delaware General Corporation Law. Pursuant to that short-form merger, shares not purchased in the Offer will be converted into the right to receive $15.25 in cash, without interest thereon. It is currently anticipated that such short-form merger will occur on or about December 21, 1995.

            SCOR S.A., a French company, operates principally as a reinsurance company. Together with its subsidiaries, it ranks as the largest professional reinsurer in France and among the largest in the world.

            SCOR U.S., a holding company, provides property and casualty insurance and reinsurance in the treaty and facultative market through its operating subsidiaries. All of SCOR U.S.'s operating insurance and reinsurance subsidiaries are rated "A" (excellent) by A.M. Best Company.

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